SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 28, 2004

Commission File Number: 0-31376

     MILLEA HOLDINGS, INC.
(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]      Form 40-F [  ]

     Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]       No [X]

Table of Documents Submitted

Item

1.       FY2004 Business Plan of Millea Holdings, Inc.

2.       Amendment to the Articles of Incorporation regarding repurchase of shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

May 28, 2004	By:	/s/ TETSUYA UNNO

General Manager of Corporate Legal
and Risk Management Department

Item 1

[English translation]
May 28, 2004
Millea Holdings, Inc.

FY2004 Business Plan of Millea Holdings, Inc.

Millea Holdings, Inc. (“Millea Holdings”, President and Director: Kunio Ishihara), has announced its business plan for the fiscal year ending March 31, 2005 (“FY2004”).

In FY2004, the Millea Group views the smooth merger of its property and casualty insurance subsidiaries in October 2004 as a critically important task. We aim to build a solid foundation for the domestic property and casualty insurance business where we believe the Group to have significant strength. In addition, we intend to continue to optimize the allocation of our management resources throughout the Group and to expand businesses such as domestic life insurance business and overseas insurance business. We aim at adjusted earnings of approximately 122 billion yen and an ROE level of approximately 4 percent for the Group in FY2004.

In FY2003, we managed to earn significantly greater profit than our original forecast, due to a reduction of costs in the domestic property and casualty insurance business as well as factors including a decrease in losses on natural disasters and strong yen at the end of the fiscal year, which were not initially expected. In formulating the business plan for FY2004, we assume that these factors remain neutral.

(Yen in billions)
	Actual results FY2003	Business plan for FY2004	Targeted Group portfolio in FY2005

Adjusted earnings by business segment

Domestic property and casualty insurance business	131.5	85	Approximately 70% of total earnings

Domestic life insurance business	32.3	27	Approximately 30% of total earnings

Overseas insurance business (local corporations)	7.0	9

| Millea Asia	1.5	2

Other businesses	1.3	1

Group total	172.1	122	Approximately 160 billion yen

Adjusted ROE	5.9%	Approximately 4%	Approximately 6%

* In order to capture the corporate value of the Group and to aim for the enhancement thereof, our management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see appendix for details).

*Targeted Group portfolio in FY2005 was announced in November 2003 as a medium- to long-term corporate strategy of Millea Holdings. ROE is calculated excluding the effect of change in the unrealized gain on equity.

* See “Attachment” for a summary of our strategy for each major business segment.

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2003.

Attachment

Business performance indices for major business segments

1. Domestic property and casualty business
Indices are calculated based on the FY2003 business results and taking into account the medium-term business plan of the merged property and casualty company, “Nextage 2005”.

(Yen in billions)
	FY2003 (actual)	FY2004 (plan)	FY2005 (target)
Net premiums written	1,904.2 <1,749.1>	1,905.0 <1,749.2>	2,000 <1,840>
Expense ratio	31.5% <34.3%>	31.5% <34.3%>	30.2% <32.8%>
Adjusted earnings	131.5	85.0	Approximately 110

* Figures for FY2003 and FY2004 are combined figures for Tokio Marine and Nichido Fire; figures for FY2005 are for the merged company.

* Figures in < > exclude the impact of revisions to the Compulsory Automobile Liability Insurance regulations.

2. Domestic life insurance business
Indices are calculated taking into account the medium-term business plan of Tokio Marine & Nichido Life Insurance Co., Ltd.

(Yen in billions)
	FY2003 (actual)	FY2004 (plan)	FY2005 (target)
Annualized premiums for new policies	59.7	68.0	71.0

* Annualized premiums for new policies are the annualized first payment of premium for a new policy of personal insurance and personal annuity insurance (i.e., twelve times the monthly premium, double the half-yearly premium, equal to the annual premium, and one tenth (1/10) of the premium paid at one time.)

3. Insurance operations in Asia (overseas insurance business)
We continue to position Asia as a main market in the overseas insurance business with high growth and profitability potential. Indices are calculated taking into account business plans of the 14 existing operations of Millea Asia Pte. Ltd. as well as business developments in Asia that are expected in the future.

(Yen in billions)
	FY2003 (actual)	FY2004 (plan)	FY2005 (target)
Net premiums written	20.3	41.0	50.0

* Net premiums written are calculated taking into account the ratio of respective equity interest of Millea Holdings in each local subsidiary.

For further information, please contact:

Masayuki Ito / Yukihiro Harada
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Adjusted Earnings and Adjusted ROE

Appendix

Adjusted ROE ＝ Adjusted earnings ÷Adjusted capital

1. Earnings (net of taxes)

(1) Property and casualty insurance business

Adjusted Earnings ＝ [Net income] ＋ [Provision for extraordinary reserves *1] ＋ [Provision for reserves for price fluctuation *1] － [Gains (losses) from assets under asset liability management *2] － [Gains (losses) from stocks and properties] － [Other extraordinary items]

(2) Life insurance business

Adjusted Earnings ＝ [Increase in EV *3]

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Increase in EV
EV at the end of the previous fiscal year *3
EV at the end of the fiscal year

*1 Negative figures in case reversal of extraordinary reserve or reserve for price fluctuation

*2 Realized and unrealized gain (losses) arising from bond securities and interest rate swap transactions utilized in asset liability management.

*3 EV: Embedded Value
Sum of value of in-force business and shareholder equity of life insurance company.
(Commonly used for life insurers in Europe.)

(3) Overseas Insurance business, Other businesses … Net income shown in financial statements

2. Capital (Average capital of the beginning and the end of fiscal year, after tax basis)

(1) Property and casualty insurance business

Adjusted Capital ＝ [Capital] ＋ [Extraordinary reserves, net of tax] ＋ [Reserves for price fluctuation, net of tax]

(2) Life insurance business

Adjusted Capital ＝ [Embedded Value]

(3) Overseas Insurance business and other businesses … Capital shown in financial statements

Item 2

(English translation)

May 28, 2004
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Subject: Amendment to the Articles of Incorporation regarding repurchase of shares

The board of directors of Millea Holdings, Inc. (the “Company”) approved today to propose at the second ordinary general meeting of shareholders to be held on June 29, 2004 to amend its Articles of Incorporation.

In order to implement flexible financial policies, the Company will propose to insert a new Article in its Articles of Incorporation stating that the Company may, by resolution of the board of directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

For further information, please contact:

Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341